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SEC MAIL PROCESSING RECEIVED NOV 29 2005 WASH. D.C. 209 SECTION

SEC FILE NUMBER
~~8-74394~~

8-47394

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Beacon Global Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Avenue, Suite 302 North
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Groth 301-664-5600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 23 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 1/20/06

OATH OR AFFIRMATION

I, John H. Groth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Global Advisors, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX
140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Beacon Global Advisors, Inc.

We have audited the accompanying statement of financial condition of Beacon Global Advisors, Inc. (the Company) as of September 30, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beacon Global Advisors, Inc. as of September 30, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
November 16, 2005

Sanville & Company
Certified Public Accountants

BEACON GLOBAL ADVISORS, INC.
Statement of Financial Condition
September 30, 2005

ASSETS		
Cash	$	100
Deposit with clearing broker (Note 6)		17,810
Securities owned, at estimated fair value		2,805
Receivable from officer (Note 8)		3,938
Equipment, at amortized cost		-
Total assets	$	24,653
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	45
Total liabilities		45
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock, $.01 par value, authorized - 1,000 shares, issued and outstanding - 100 shares		1
Additional paid-in capital		547,712
Retained earnings (deficit)		(523,105)
Total stockholder's equity		24,608
Total liabilities and stockholder's equity	$	24,653

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC.
Statement of Income
For the Year Ended September 30, 2005

REVENUE	
Commissions	$ 1,543
Fees	6,500
Interest	534
Unrealized gain on securities	2,805
Other	8,294
Total revenue	19,676
EXPENSES	
Salaries and other employment costs	20,706
Professional fees	17,932
Occupancy costs and equipment rental	22,416
Travel and entertainment	44,817
Office expenses	5,315
Communication expenses	3,827
Insurance	8,225
Depreciation	3,419
Taxes, other than income taxes	600
Other	452
Regulatory fees and expenses	4,498
Commissions	20,259
Interest	1,314
Total expenses	153,780
Net loss	$ (134,104)

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended September 30, 2005

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at October 1, 2004	100	$ 1	$ 890,492	$ (389,001)	$ 501,492
Additional capital contributed	-	-	100,000	-	100,000
Assets acquired by and liabilities assumed by affiliate (Note 8)	-	-	(442,780)	-	(442,780)
Net loss	-	-	-	(134,104)	(134,104)
Balance at September 30, 2005	100	$ 1	$ 547,712	$ (523,105)	$ 24,608

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2005

Subordinated borrowings at October 1, 2004	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at September 30, 2005	$ -

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC.
Statement of Cash Flows
For the Year Ended September 30, 2005

Cash flows from operating activities:	
Net income	$ (134,104)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,419
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivable from clearing broker	
Deposit with clearing broker	19,464
Fees receivable	309,093
Due from officer	132,716
Securities owned	(2,805)
Deposits and other assets	8,264
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(34,437)
Net cash provided by operating activities	301,610
Cash flows from financing activities:	
Additional capital contributed	100,000
Assets acquired by and liabilities assumed by affiliate	(442,780)
Net cash expended in financing activities	(342,780)
Net decrease in cash	(41,170)
Cash at beginning of year	41,270
Cash at end of year	$ 100

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest paid	$ 1,314
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC.
Notes to Financial Statements
September 30, 2005

1. ORGANIZATION

Beacon Global Advisors, Inc. (the "Company"), a wholly owned subsidiary of Beacon Global Advisors, Ltd. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company is also a registered investment advisor with the State of Maryland. The Company has a wholly owned subsidiary, Navigator Insurance Group, Inc., which is inactive. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation – Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 8). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Investment banking fees – Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred.

Fair Value of Securities – The market value of securities owned is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions

3. FURNITURE AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2005:

Furniture and equipment	$	47,933
Less: accumulated depreciation and amortization		47,933
	$	-

Depreciation and amortization expense for the year ended September 30, 2005 was $3,419.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT

The Company will operate in accordance with the exemptive provision of paragraph (k)(2)(B) of SEC Rule 15c3-3. All customer transactions are cleared through Bear Stearns Securities Corporation ("Bear Stearns") on a fully disclosed basis.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires the that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $45 and $20,249, respectively, and its net capital ratio was .22 to 1. "Net Capital" exceeded minimum capital requirements by $15,249 at that date.

As discussed in Note 6 the Company erroneously classified certain bank obligations as equity capital. The subsequent reclassification of these transactions caused the company to be under its minimum net capital requirement of $5,000 from March 23, 2004 to April 30, 2004.

The NASD Regulation, Inc. is reviewing the violation of the net capital rule and could take disciplinary action against the Company and its registered principal, John Groth. Neither the Company nor its legal counsel is able to predict the outcome of the NASD Regulation, Inc.'s review of the matter.

6. BANK FINANCING

The Company obtained a line of credit from a commercial bank on March 16, 2004. The line of credit was subsequently assumed by Beacon Global, LLC ("BG, LLC"), an affiliate of the Company, effective May 1, 2004. This assumption was agreed to by the commercial bank. During the time that the line of credit was an obligation of the Company, the Company borrowed funds from the line of credit and erroneously recorded the funds as equity capital. This erroneous recording of the funds as equity capital and subsequent reclassification caused the Company to violate the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934, from March 23, 2004 to April 30, 2004. (See note 5).

7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker, Bear Stearns, on a fully disclosed basis. The Company has agreed to indemnify Bear Stearns for losses, if any, which they may sustain from securities transactions introduced by the Company. The deposit with clearing broker at September 30, 2005 relates to this clearance agreement.

8. RELATED PARTY TRANSACTIONS

During the year ended September 30, 2005 the Parent did not reimburse the Company for any operating expenses.

The Company has a management agreement with its Parent ("the Agreement"). The Agreement provides for a management fee of up to 20% of the gross income derived from services provided by its parent to the Company's customers. The Parent, however reserves the right to bill the Company a management fee for these services. For the year ended September 30, 2005, no services were provided by the Parent to Beacon's customers and accordingly no liability was incurred.

During the year the Company entered into an agreement with BG, LLC in which BG, LLC acquired certain non-broker dealer related assets of the Company totaling $491,286 and assumed certain liabilities of the Company totaling $48,506.

Assets Acquired		Amount
Fees Receivable	$	116,093
Investment in Tagnetics		193,000
Deposits		8,264
Receivable from officer		173,929
	$	491,286

8. RELATED PARTY TRANSACTIONS (Continued)

Liabilities Assumed	Amount
Accounts payable and accrued expenses	$ 48,506

During the year the Company advanced John Groth, its principal executor officer, $41,214. As part of the agreement with BGA, LLC, the receivable from John Groth was distributed. At September 30, 2005 Mr. Groth owed the Company $3,938.

9. INCOME TAXES

At September 30, 2005, the Company recorded deferred income tax assets aggregating approximately $107,723, arising from the net operating loss carry forwards of approximately $430,893. A valuation allowance in the same amount has been recorded, since it is considered more likely than not that the Company will not realize all of the tax benefits. The Company has tax loss carryforwards which expire as follows:

Year Ending September 30,	Amount
2018	$ 80,161
2019	204,009
2020	18,430
2025	128,293

10. OPERATING LEASES

During the year ended September 30, 2005 BGA, LLC assumed the Company's non-cancelable operating lease agreement for office space that expires on October 31, 2008.

Schedule I

BEACON GLOBAL ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	24,608
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		24,608
Deductions and/or charges:		
Non-allowable assets:		
Due from officer		3,938
Total non-allowable assets		3,938
Net Capital before haircuts on securities positions		20,670
Trading and investment securities:		421
Net Capital	$	20,249

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Consolidated Statement of Financial Condition

Accounts payable and accrued expenses	$	45
Total aggregate indebtedness	$	45
Percentage of aggregate indebtedness to Net Capital		0.22%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

BEACON GLOBAL ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $45)	$	3
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	15,249
Excess Net Capital at 1000%	$	20,249

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

Net capital per brokers September 30, 2005 unaudited report	$	17,799
Net capital per annual audit report		20,249
Difference	$	2,450
Difference accounted for as follows:		
Audit adjustments effecting net income	$	66
Increase in value of securities owned		2,805
Increase in haircuts		(421)
	$	2,450

BEACON GLOBAL ADVISORS, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
September 30, 2005

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Beacon Global Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Beacon Global Advisors, Inc. (the Company) for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
November 16, 2005

Certified Public Accountants